SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒       Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐       No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

News Release

CNH Elects New Board Member

For more information contact:

Rich Nelson External Communications (1) 847 955 3939

Lake Forest, Illinois (June 29, 2005) The Board of Directors of CNH Global N.V (NYSE:CNH) today elected Ferruccio Luppi as a director, filling a vacancy from the resignation of Eugenio Razelli.

Luppi (54) was appointed senior vice president, business development for Fiat S.p.A. in 2005. He had previously been chief executive officer of Business Solutions S.p.A., Fiat’s business services provider. During 2002 and 2003, Luppi served as Fiat’s Chief Financial Officer.

Prior to joining Fiat, he was managing director and a member of the Board of Directors of the Worms Group, an investment holding company listed on the Paris Stock Exchange. He began his tenure at the Worms Group in 1997 as head of the Industrial Investments Control Department. From 1984 until 1996, Luppi worked at the IFIL Group, where he was first responsible for Equity Investments Control and then head of the Group’s Development and Control Department. An economist, Mr. Luppi was associated with several major Italian corporate groups between 1973 and 1983.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by nearly 11,400 dealers in 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

June 30, 2005